SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 333-109343

Paramount Resources Ltd.

(Translation of registrant’s name into English)

888-3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

The following exhibits are filed as part of this Form 6-K

Exhibit 99.1	News release dated April 1, 2005, referred to as:
“PARAMOUNT COMPLETES TRUST SPINOUT TRANSACTION”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2005

PARAMOUNT RESOURCES LTD. (Registrant)
By:	/s/ Charles E. Morin
	Name:	Charles E. Morin
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.

Exhibit 99.1	News release dated April 1, 2005, referred to as:
“PARAMOUNT COMPLETES TRUST SPINOUT TRANSACTION”

PARAMOUNT RESOURCES LTD.
Calgary, Alberta

April 1, 2005

NEWS RELEASE:     PARAMOUNT COMPLETES TRUST SPINOUT TRANSACTION

Paramount Resources Ltd. announces the successful completion of its trust spinout transaction. As previously announced, the trust spinout received the approval of Paramount’s shareholders and optionholders at Paramount’s Special Meeting held on March 28, 2005. On March 29, 2005 Paramount received the final order of the Court of Queen’s Bench approving the arrangement.

The new Common Shares of Paramount and the Trust Units of Trilogy Energy Trust are expected to start trading on the Toronto Stock Exchange at the commencement of trading on or about Wednesday, April 6, 2005. The new Class A Common Shares of Paramount will trade under Paramount’s current trading symbol “POU”, while the Trust Units of Trilogy Energy Trust will trade under the trading symbol “TET.un”. Prior to the commencement of trading of the new Class A Common Shares of Paramount and the Trust Units of Trilogy Energy Trust, the existing common shares of Paramount will continue to trade.

With the completion of the trust spinout, there will be issued and outstanding 64,098,050 new Common Shares of Paramount and 79,133,395 Trust Units of Trilogy Energy Trust, of which Paramount owns 15,035,345 Trust Units representing 19% of the outstanding Trust Units.

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994